Goldman, Sachs & Co. Y 85 Broad Street Y New York, New York 10004   EXHIBIT 99.6
Tel: 212-902-1000

                                                           [GOLDMAN SACHS LOGO]

PERSONAL AND CONFIDENTIAL

June 25, 1997

Board of Directors
Core Industries Inc
500 North Woodward Avenue
Bloomfield Hills, MI 48304

Gentlemen:

     You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $1 per share (the "Shares"), of Core Industries Inc (the "Company") of the $25 per Share in cash proposed to be paid by United Dominion Industries Limited ("United Dominion") in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of June 25, 1997 among United Dominion, UD Nevada Corp., an indirect wholly-owned subsidiary of United Dominion ("Newco"), and the Company (the "Agreement").

     The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Newco will pay $25 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Newco will be merged into the Company (the "Merger") and each outstanding Share (other than Shares already owned by United Dominion or Newco) will be converted into the right to receive $25 in cash.

     Goldman, Sachs & Co. ("Goldman Sachs"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We are also familiar with United Dominion having provided certain investment banking services from time to time to United Dominion, including having acted as lead-managing underwriter in the public offering of $102 million aggregate principal amount of United Dominion common stock in February 1996. Goldman Sachs may provide investment banking services to United Dominion and its subsidiaries in the future.

     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended August 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the industrial manufacturing industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and assumed such accuracy and completeness for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement.

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $25 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair to such holders.

                                          Very truly yours,

                                          /s/ Goldman, Sachs & Co.
                                          --------------------------------------
                                          (GOLDMAN, SACHS & CO.)